Paul Hastings LLP

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davidhearth@paulhastings.com

June 15, 2023

VIA EDGAR [CORRESPONDENCE FILING]

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Ms. Rebecca Marquigny

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentleman:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Rebecca Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 10, 2023, with respect to the Registrant’s Post-Effective Amendment No. 125 (the “Amendment”), which contained proposed disclosure relating to a new series of the Registrant designated the iMGP Berkshire Dividend Growth ETF (the “Fund”).

The Staff’s comments are set forth below in bold typeface for your reference. Page references in the text of this response letter correspond to page numbers from the Amendment. Capitalized terms have the same meaning ascribed to them in the Amendment unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed by June 29, 2023. Changed pages of the revised post-effective amendment are included as an attachment to this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows:

General

1.

If any comment relates to or involves language that is repeated or restated elsewhere in the filing, the comment applies throughout and the Staff expects the Registrant to make corresponding and consistent changes. If the Registrant chooses not to make a conforming change in a particular instance, please identify and explain the basis for the discrepancies in your response letter. Please file your response by EDGAR correspondence at least five days before the effective date of the amendment. Please also include proposed language changes in the response letter text or attach changed pages when you respond.

Comment accepted. The Registrant will make conforming changes throughout the filing.

2.	Please confirm that the Fund’s EDGAR information and cover page will be updated with the Fund’s class ID and ticker symbol.

Comment accepted and confirmed.

Prospectus

3.

As attachments to your EDGAR correspondence, please include updated pages showing the completed fee tables and expense examples for the Fund. Also provide appropriate footnote disclosure describing the fee waiver/expense reimbursement arrangement, the relevant contractual period covered, and the additional information indicated in instruction 3(e) of Item 3 of Form N-1A. Please also include as attachments to your correspondence all currently bracketed disclosure that is updated in the 485(b) filing.

Comment accepted. The Fund will not have a fee waiver or expense reimbursement arrangement. The Registrant will remove that row in the fee table.

4.

On page 4 of the Amendment, for purposes of the Fund’s 80% policy, please clarify how the sub-advisor defines a “dividend-paying equity security.” Over what reference time period is “dividend-paying” determined (e.g., 6 months, 1 year, etc.)? Does the sub-advisor’s analysis distinguish between annual and discretionary dividends or impose any particular limitation criteria? The disclosure also states that portfolio managers may sell a security “if it fails to raise its dividend.” Please state an applicable time reference period.

Comment accepted. The Registrant has revised that disclosure to state that the Fund “seeks to achieve its objective by investing at least 80% of its net assets . . . in common stocks of U.S. companies that pay dividends annually, with an emphasis on stocks that have a strong track record of paying quarterly dividends or that are expected to increase their dividends over ~~time~~ the next one to five years. The Fund seeks to generate a growing stream of equity income by investing in a select portfolio of high-quality businesses that the Fund’s sub-advisor (the “Sub-Advisor”) believes generally have a high, stable, and growing dividend. The Sub-Advisor focuses on a company’s regular, periodic dividends in its analysis of dividend growth, but may also take into account past payments of special dividends, meaning a non-recurring, one-time dividend distributed to a company’s stockholders.”

The Registrant cannot locate disclosure in the Amendment relating to the sale of a security if a company fails to raise its dividend. The Registrant notes that both the Item 4 and Item 9 disclosure state that securities may be sold “if they underperform or to implement a revised allocation based on a modified view of market conditions. The Fund may also sell a security when the Sub-Advisor believes that the security is overvalued or better investment opportunities are available, to invest in cash and cash equivalents, or to meet redemptions.”

5.	In the first sentence of the third paragraph on page 4, what does the term “current dividend” mean? Is that dividend yield, a raw number, or something else? Please clarify.

Comment accepted. The Registrant has revised that disclosure to state “current dividend yield”.

6.

In Item 9, please consider expanding the information in the fourth paragraph under “Principal Strategies.” Additional helpful information would include, for example, an explanation of how the sub-advisor determines a company is “reasonably priced” and has “future dividend growth potential.”

Comment accepted. The Registrant has revised the third and fourth paragraphs on page 8 as follows:

The Sub-Advisor also seeks to identify companies that have a history of dividend growth, as well as prospects for future dividend growth. In assessing the potential for future dividend growth, a key metric the Sub-Advisor considers is the return on equity for a business in order to understand how the company generates free cash flow that could be available for future dividend payments. The Sub-Advisor analyzes a company’s return on equity using the Dupont formula, which focuses on three separate elements: net profit margin (how much profit the company obtains from its revenues), asset turnover (how effectively the company makes use of its assets) and equity multiplier (a measure of how much the company is leveraged). The Sub-Advisor uses this analysis to model a company’s future income statement, balance sheet and free cash flow and determine its future dividend payout ratio to assess its dividend growth potential. The Sub-Advisor seeks to identify companies that have above average cash flow and a trajectory of increasing cash flow over time as a means of identifying companies with the potential to grow dividends.

Under normal market conditions, the Fund’s portfolio is comprised of 30 to 40 high-quality companies at prices the Sub-Advisor views as reasonably priced, where the companies are paying and growing dividends over a period of time of ~~[at least one year]~~ one to five years. In determining whether a security is reasonably priced, the Sub-Advisor conducts a fundamental analysis of a company’s financials in order to determine its intrinsic value (as opposed to its market value) and seeks to purchase securities at or below this intrinsic value.” Please see the response to comment 16 below for additional revisions to the fourth paragraph on page 8.

7.

In the last paragraph under “Principal Strategies” on page 4, it states: “The Sub-Advisor has discretion to actively manage the Fund’s portfolio in accordance with the Fund’s investment objective.” Please clarify what you mean by this statement.

Comment accepted. Because the strategy section already states that the Fund will be actively managed by the sub-advisor, the Registrant views the quoted disclosure as unnecessary and has removed that sentence.

8.	Will the Fund’s strategy result in any sector tilts, e.g., banking, utilities, etc.? If so, consider the need for sector-specific strategy and risk disclosure.

Comment accepted. The Sub-Advisor is conscious of sector weights and aims to be broadly diversified across the various sectors. However, because the financial sector is roughly 20% of the Russell 1000 Value Index, the Sub-Advisor anticipates that the Fund could have similar exposure to that sector. The Registrant will add disclosure relating to financial sector risk.

9.

Please expand upon the disclosure in “Dividend Paying Securities Risk” to discuss the key factors that might cause companies to reduce or eliminate dividends. Specifically, what economic or other factors typically result in dividend stocks falling out of favor with the market and/or contributing to underperformance? Please revise with enhanced risk disclosure.

Comment accepted. The Registrant has replaced that risk description with the following disclosure:

“The Fund’s emphasis on dividend-paying securities could cause the Fund to underperform funds that invest without consideration of a company’s track record of paying dividends. Stocks of companies with a history of paying dividends may not participate in a broad market advance to the same degree as most other stocks, and a sharp rise in interest rates or economic downturn could cause a company to unexpectedly reduce or eliminate its dividend. In addition, issuers of dividend-paying stocks typically have discretion to defer or stop paying dividends. If the dividend-paying stocks held by the Fund reduce or stop paying dividends, the Fund’s ability to generate income may be adversely affected.”

10.

With respect to “Geopolitical Events Risk” and “Foreign Investment Risk,” the principal strategy disclosure states that the Fund “invests primarily in large-capitalization U.S. companies” and its only reference to foreign investments is a 15% asset allocation limit. However, according to the summary of principal risks, geopolitical risk and foreign investing risk are principal features of the Fund’s risk profile that the sub-advisor’s dividend growth criteria and its selection process create.

Please revise the strategy disclosure to make this relationship clear, or move non-principal risk descriptions elsewhere.

Comment accepted. The Registrant will move those risks to a new section entitled “Other Risks of Investing in the Fund” in the Item 9 disclosure.

11.

With respect to “Models and Data Risk,” the Staff notes that the principal strategy summary does not specifically refer to the sub-advisor’s use of “proprietary, systematic and quantitative models.” Please revise the principal strategy disclosure to include corresponding language that says this clearly and directly. Otherwise, delete references to such models in the risk summary and elsewhere throughout the prospectus.

Comment accepted. The Sub-Advisor does not use quantitative or systematic models in its investment process. The Registrant will remove the Models and Data Risk factor from the Item 4 and Item 9 disclosure.

12.

With respect to “Investment Selection Risk,” to prevent investor confusion, consider reframing the risk description in terms of an individual holding’s “proportional impact on share value,” rather than using “concentration” language.

Comment accepted. The Registrant has revised that disclosure as follows: “The Sub-Advisor’s portfolio managers may select investments that underperform and investors’ Fund shares may decline in value. This risk may be more significant when the Sub-Advisor ~~concentrates~~ invests the Fund’s holdings in a limited number of securities, as may be the case with the Fund, because ~~concentration~~ an individual holding can magnify the potential for gains and losses ~~from individual securities~~ due to its proportional impact on the value of the Fund’s shares.”

13.

Under “Performance” on page 6, please add preamble disclosure conforming to the language and substance required by Item 4(b)(2)(i) of Form N-1A. Include a statement to the effect that the Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Comment accepted. The Registrant has revised that disclosure accordingly.

14.	In the portfolio manager table on page 7, please identify the Portfolio Managers’ length of service more clearly, i.e., month and year or time period with a specifically identified reference date.

Comment accepted. The Registrant has revised that disclosure to reference the expected inception date of the Fund.

15.

In the first full paragraph on page 8, please explain the term “current dividend yield.” What assumptions does the sub-advisor make about the relationship between S&P 500 Index average yield and the amount, stability and growth of a constituent company’s dividends? What does the comparison between this reference value and a company’s current dividend yield say about a company’s dividend size? How does the comparison show dividend stability or volatility? How is the S&P 500 Index average yield relevant to the sub-advisor’s corporate growth analysis? Explain in practical terms.

Comment accepted. The Registrant has revised that disclosure as follows:

In analyzing potential investments, the Sub-Advisor does not simply consider the highest yielding names in the Fund’s investment universe. The Sub-Advisor also analyzes three aspects of the company’s dividend: (1) the amount of the current dividend, (2) stability of the dividend, and (3) the growth of the dividend. In considering the amount of the current dividend, the Sub-Advisor seeks to invest in companies that have a current dividend yield (that is, the percentage of a company’s share price that it pays out in dividends each year) that is at least as high as the S&P 500 Index average yield. The Sub-Advisor compares a company’s dividend yield to the average yield of the S&P 500 Index in order to identify companies that can provide current return to offset market volatility. The Fund may invest in companies with a lower dividend yield, however, if the Sub-Advisor believes that those companies have a clear path to paying higher dividends.

In considering the stability of a company’s dividend, the Sub-Advisor evaluates the company’s balance sheet, including how the amount of the company’s leverage could potentially impact that dividend. Too much debt, when combined with certain business models, can result in dividends being cut or suspended. Equity investors are at the bottom of the capital structure, and so the Sub-Advisor evaluates all of a company’s more senior claims as a means of estimating the ongoing stability of the dividend. The Sub-Advisor also considers the historic volatility of a company’s operating margins and the consistency of its underlying business and end markets in order to evaluate the stability of its dividend.

The Sub-Advisor also seeks to identify companies that have a history of dividend growth, as well as prospects for future dividend growth. In assessing the potential for future dividend growth, a key metric the Sub-Advisor considers is the return on equity for a business in order to understand how the company generates free cash flow that could be available for future dividend payments. The Sub-Advisor analyzes a company’s return on equity using the Dupont formula, which focuses on three separate elements: net profit margin (how much profit the company obtains from its revenues), asset turnover (how effectively the company makes use of its assets) and equity multiplier (a measure of how much the company is leveraged). The Sub-Advisor uses this analysis to model a company’s future income statement, balance sheet and free cash flow and determine its future dividend payout ratio to assess its dividend growth potential. The Sub-Advisor seeks to identify companies that have above average cash flow and a trajectory of increasing cash flow over time as a means of identifying companies with the potential to grow dividends.

16.

In the fourth paragraph on page 8, the disclosure states that “in periods of declining markets, the securities in the Fund’s investment portfolio would be expected to perform better than the indexes.” This statement seems overly promotional, as there is insufficient basis for the expectation. Please revise and describe what you mean by “superior risk-adjusted return” using terms describing what the sub-advisor will do or seek to do to bring about such superior returns.

Comment accepted. The Registrant has revised that disclosure as follows:

“The ~~Fund~~ Sub-Advisor seeks to provide superior risk-adjusted returns when compared to both the Russell 1000 Value Index and S&P 500 Index through its focus on identifying large cap companies with dividend growth potential, based on its proprietary analysis of a company’s fundamentals and forward-looking modeling process. ~~In periods of declining markets, the securities in the Fund’s investment portfolio would be expected to perform better than the indexes.~~ The Fund also seeks to provide downside protection in times of market volatility, in that the dividend-paying securities in which the Fund invests can provide current return to offset market volatility.”

17.

Given that the Adviser owns a strategic, non-controlling stake in the sub-advisor, consider whether that should be stated under “Evaluation and Selection of Sub-Advisor by the Advisor” for context and appropriately balanced disclosure.

Comment accepted. The Registrant has added the following disclosure as the penultimate sentence in the first paragraph of that section: “An affiliate of the Advisor owns a minority, non-controlling stake in the Fund’s Sub-Advisor.”

18.

In the Item 9 principal risk disclosure, please reorder the risks to prioritize the risks most likely to adversely affect the Fund’s net asset value, yield and total return. Note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI 2019-08 “Improving Principal Risks Disclosure. Also, please review and consider revising the second paragraph of the preamble to the Item 9 principal risk disclosure if appropriate.

Comment accepted. The Registrant has revised that disclosure accordingly and has removed the reference to labor and health conditions in the preamble.

19.

With respect to “Management Risk” on page 12, please clarify that this risk also includes the consequences of management’s effective implementation of bad strategies that are the result of poor management judgment and strategy decisions.

Comment accepted. The Registrant has added the following disclosure to Management Risk: “The Sub-Advisor’s objective judgments about the attractiveness and potential appreciation or dividend growth of particular investments may prove incorrect, and there is no guarantee that the Sub-Advisor’s investment strategies will produce the desired results.”

20.

Under “The Advisor” on page 14, please update the disclosure in light of Jeremy DeGroot’s March 8, 2023 resignation from his position as Chairman of the Board of Trustees, Trustee and President of the Trust.

Comment acknowledged. Although Mr. DeGroot resigned as Chairman, Trustee and President of the Trust on March 8, 2023, he was elected as an officer of the Trust on that date. Accordingly, the Registrant has not changed the referenced disclosure.

21.

Under “Multi-Manager Exemptive Order” on page 14, if the sub-advisor is an affiliated entity for purposes of the multi-manager exemptive order, state so directly here. Also in this same disclosure section, explicitly state that the multi-manager exemptive order requires shareholder approval to make material changes to the existing sub-advisory agreement. If such statement would be incorrect (i.e., either shareholder approval is not required or the sub-advisor is not an affiliated entity), explain the basis for your conclusion in your response letter and specifically direct the Staff to the relevant exemptive order language upon which you rely.

Comment acknowledged. The sub-advisor is not an affiliate of the Advisor for purposes of the multi-manager exemptive order. The Advisor does not own an interest in the sub-advisor. The 45% interest in the sub-advisor owned by the Advisor’s parent company is not a controlling interest, and therefore the Advisor is not under common control with the sub-advisor. As such, the sub-advisor is not an affiliate of the Advisor for purposes of Section 2(a)(3) of the Investment Company Act of 1940, as amended.

22.

Under “Prior Performance for Similar Accounts Managed by the Sub-Advisor,” does the performance reference all accounts that meet the stated criteria, or only all “private accounts”? If all the accounts managed by the sub-advisor are private, please clearly state that the performance represents all accounts. Otherwise, in your response letter, discuss the accounts that are excluded and explain the reason for excluding any of the accounts or categories of accounts that are not represented in the composite.

Comment accepted. The composite includes all accounts managed by the sub-advisor that have investment objectives, policies, strategies and risks substantially similar to those of the Fund. As such, the Registrant will remove “private” from the description of the accounts, such that it reads simply “all accounts.”

23.

In the heading above the prior performance table, please remove “ETF” from the name of the composite. “Berkshire Dividend Growth ETF Select Composite” is extraordinarily similar to the Fund’s name and potentially confusing to investors.

Comment accepted. The Registrant will change that heading to “Berkshire Dividend Growth Strategy Composite.”

24.

In reviewing the prior performance table, the Staff determined that the values do not match the parallel 1-, 3-, 5- and 10-year performance values shown on the Berkshire Dividend Strategy Composite March 31, 2023 Fact Sheet on the sub-advisor’s website, nor does it provide the same values for the Russell 1000 Value Index returns for those periods. The filing was made on March 24, 2023 using numbers as of December 31, 2022, but it also does not appear to match the performance values shown on the sub-advisor’s website for that period. To the extent the website performance differs from what is shown here, explain in your EDGAR correspondence what is different and why.

Comment acknowledged. The Registrant has reviewed the performance tables and confirms that the performance shown for the composite matches the performance listed for the relevant periods on its Berkshire Dividend Strategy Guide for the period ending December 31, 2022, available at https://berkshireasset.com/wp-content/uploads/2023/01/Dividend-Strategy-Guide-12.31.2022.pdf.

25.

Why does the composite performance table use the Russell 1000 Value Index for comparison rather than the S&P 500 Index, which the strategy disclosure states the sub-advisor uses for the dividend yield screen? Please revise the table or explain in your EDGAR correspondence letter.

Comment accepted. The Fund’s investment strategy disclosure states that it seeks to provide superior risk-adjusted returns when compared to both the Russell 1000 Value Index and the S&P 500 Index. As such, The Registrant will retain the performance of the Russell 1000 Value Index but will also add the performance of the S&P 500 Index to the composite performance table.

26.

Please supplementally represent that the Fund has the records necessary to support the performance calculations, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended. Please also move the last sentence of the footnote to the table to the introductory paragraph above the table.

Comment accepted. The Registrant confirms that it has the records to support the performance calculations. The Registrant has revised the disclosure as requested.

Statement of Additional Information

27.

Per Item 16(c)(1)(iv) of Form N-1A, please restate the Fund’s fundamental restriction regarding concentration as a 25% limit on the Fund’s investments in a “particular industry or group of industries.”

Comment accepted. The Registrant has revised the disclosure accordingly.

28.

Under “Acceptance of Orders of Creation Units,” please delete or supplementally explain the legal support for the statement that the Trust reserves the absolute right to reject an order for Creation Units in circumstances (c), (d) and (f). In proposing Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See Exchange-Traded Funds, Release No. 33-10515 at pp. 67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “if a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See Exchange-Traded Funds, Release No. 33-10695 at p. 59 (September 25, 2019). The disclosure in question is sufficiently broad to run counter to the Commission’s position. Additionally, the Staff would like to better understand the circumstances surrounding the provisions that would allow for the rejection of Creation Unit orders in circumstances (c) and (d).

Comment accepted. That disclosure was carried over from a filing for an ETF of another registrant that was reorganized into a series of the Trust. The Registrant has removed circumstances (c), (d) and (f) from the disclosure.

Part C

29.

Be advised that the legal consent included as an exhibit to the filing is not sufficient to satisfy the form’s Item 28(i) legal opinion requirement. Please file “an opinion and consent of counsel” regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid and non-assessable as an exhibit on or before the filing’s effective date.

Comment accepted. The Registrant will file that legal opinion as an exhibit to the revised post-effective amendment.

30.	Please file the Code of Ethics for Berkshire Asset Management, the sub-advisor to the Fund, or direct the Staff to the hyperlinked exhibit for this Fund’s Item 28(p)(4) requirement.

Comment accepted. The Registrant will file that Code of Ethics as an exhibit to the revised post-effective amendment.

31.	In Item 30, please provide the undertaking required by 17 CFR § 230.484(b)(3).

Comment accepted. The Registrant has revised that disclosure accordingly.

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Please direct any further comments or questions regarding this response letter to the undersigned at (415) 856-7007.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

PAUL HASTINGS LLP

cc: iM	Global Partner Fund Management, LLC